Exhibit 99.1

GREENBROOK TMS INC.

Form 51-102F4

Business Acquisition Report

Item 1 – Identity of Company

1.1	Name and Address of Company

Greenbrook TMS Inc. (the “Company”)

890 Yonge Street, 7th Floor

Toronto, ON M4W 3P4

1.2	Executive Officer

For further information, please contact:

Erns Loubser

Chief Financial Officer

(416) 322-9700 x548

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Acquisition”) of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings, LLC, pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

Success TMS is one of the largest providers of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States. As of the closing date of the Acquisition, the Acquisition added 47 active TMS centers to the Company’s existing service delivery platform and has provided us with a new presence in additional states, which also represents new management regions, in Illinois, New Jersey, Nevada and Pennsylvania.

2.2	Acquisition Date

July 14, 2022.

2.3	Consideration

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company (“Common Shares”) valued at $11,783,584, and an additional 2,908,665 Common Shares valued at $3,927,861, which have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties.

2.4	Effect on Financial Position

The Company does not currently have any plans or proposals for material changes in the business or affairs of the Company or Success TMS that would reasonably be expected to have a significant effect on the results of operations or financial position of the Company. The effect of the Acquisition on the Company’s financial position is outlined in the unaudited pro forma condensed consolidated financial statements referred to under Item 3 below. Reference is also made to the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022 for additional information regarding the Acquisition and the integration of Success TMS into the business.

The unaudited pro forma adjustments described in the unaudited pro forma condensed consolidated financial statements referred to in Item 3 below are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma condensed consolidated financial statements referred to in Item 3 below. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma condensed consolidated financial statements and such adjustments may be material.

2.5	Prior Valuations

No valuation opinion was obtained in the last 12 months by the Company or, to the Company’s knowledge, by Success TMS, required by applicable securities legislation or a Canadian or United States exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an “informed person”, “associate” or “affiliate” (as each term is defined under applicable securities laws) of the Company.

2.7	Date of Report

November 23, 2022.

Item 3 – Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements and related notes thereto are included as schedules to this Business Acquisition Report:

Check Five LLC (D/B/A “Success TMS”) (attached as Schedule A)

•	audited consolidated financial statements of Success TMS for the year ended December 31, 2021, together with the notes thereto and the independent auditor’s report thereon; and

•	unaudited condensed interim consolidated financial statements of Success TMS for the three and six months ended June 30, 2022 and 2021, together with the notes thereto.

Greenbrook TMS Inc. (attached as Schedule B)

•	unaudited pro forma condensed consolidated financial statements, including:

•	unaudited pro forma condensed interim consolidated statement of financial position of the Company for period ended June 30, 2022;

•	unaudited pro forma consolidated statements of net income (loss) and comprehensive income (loss) of the Company for the year ended December 31, 2021;

•	unaudited pro forma condensed interim consolidated statements of net income (loss) and comprehensive income (loss) of the Company for the six months ended June 30, 2022; and

•	the notes thereto.

Cautionary Note Regarding Forward-Looking Information

Certain information in this Business Acquisition Report constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including with respect to the pro forma effects of the Acquisition and our expectations regarding the benefits to be derived therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this Business Acquisition Report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this Business Acquisition Report are made as of the date of this Business Acquisition Report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SCHEDULE A

Consolidated Financial Statements

(Expressed in U.S. dollars)

Check Five llc D/b/a Success TMS

And Report of Independent Registered Public Accounting Firm thereon

As of December 31, 2021, December 31, 2020 and January 1, 2020 and for the two years ended December 31, 2021

Independent Auditor’s Report

To the Members of

Check Five LLC d/b/a Success TMS

Opinion

We have audited the consolidated financial statements of Check Five, LLC d/b/a Success TMS (the Company), which comprise the consolidated statements of financial position as of December 31, 2021, and the related consolidated statements of net loss and comprehensive loss, changes in members’ deficit, and cash flows for the year then ended, including the required comparative information, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The consolidated financial statements as at December 31, 2020 and for the year ended and the statement of financial position as at January 1, 2020 were reviewed by us and we were not aware of any material modifications that should be made to those statements for them to be in accordance with IFRS. A review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the consolidated financial statements as a whole.

Responsibilities of Management and Those Charged With Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast substantial doubt about the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from December 31, 2021; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Urish Popeck & Co., LLC

Pittsburgh, Pennsylvania

November 23, 2022

CHECK FIVE LLC D/B/A SUCCESS TMS

Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,	January 1,
	2021	2020	2020
		(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$1,087,814	$112,815	$2,021,258
Accounts receivable, net	1,666,594	1,393,498	3,973,099
Prepaid expenses and other	551,667	534,917	282,819
Total current assets	3,306,075	2,041,230	6,277,176

Property, plant and equipment (note 5)	741,064	571,782	559,680
Intangible assets (note 6)	372,812	–	–
Investment in joint venture (note 19)	31,364	17,909	–
Right-of-use assets (note 7)	23,277,982	8,161,524	4,736,366
Total Assets	$27,729,297	$10,792,445	$11,573,222

Liabilities and Members’ Deficit

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$2,372,679	$3,605,045	$1,966,978
Current portion of loans payable (note 9)	1,869,266	1,681,355	1,284,680
Current portion of lease liabilities (note 7)	3,987,876	1,523,919	1,089,490
Current portion of deferred grant income (note 11)	5,816	5,493	–
Current portion of shareholders loan (note 10)	13,378,381	9,538,422	4,606,153
Total current liabilities	21,614,018	16,354,234	8,947,301

Deferred grant income (note 11)	395,356	401,172	–
Loans payable (note 9)	9,471,934	418,555	435,147
Lease liabilities (note 7)	20,040,857	6,770,571	3,753,851
Shareholders loan (note 10)	–	1,960,500	2,000,000
Total liabilities	$51,522,165	$25,905,032	$15,136,299

Members’ deficit:
Members’ capital (note 12)	100	100	100
Members’ reserves	(23,792,968)	(15,112,687)	(3,563,177)
	(23,792,868)	(15,112,587)	(3,563,077)
Contingencies (note 13)
Subsequent events (note 21)
Total liabilities and members’ deficit	$27,729,297	$10,792,445	$11,573,222

See accompanying notes to consolidated financial statements.

CHECK FIVE LLC D/B/A SUCCESS TMS

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020
		(Unaudited)
Revenue:
Service revenue	$25,053,386	$13,605,403

Expenses:
Direct center and patient care costs	11,705,866	11,207,480
Other regional and center support costs (note 20)	8,579,559	4,546,696
Depreciation	2,875,389	1,679,926
	23,160,814	17,434,102

Regional operating income (loss)	1,892,572	(3,828,699)

Corporate, general and administrative expenses (note 20)	8,248,232	6,640,236
Joint venture (note 19)	(13,455)	32,000
Interest expense	2,343,569	1,051,652
Grant income (note 11)	(5,493)	(3,077)

Net loss before income taxes	(8,680,281)	(11,549,510)

Income tax expense (note 15)	–	–

Loss for the year and comprehensive loss	$(8,680,281)	$(11,549,510)

See accompanying notes to consolidated financial statements.

CHECK FIVE LLC D/B/A SUCCESS TMS

Consolidated Statements of Changes in Members’ Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

			Members’
	Member unit		reserves	Total
Year ended December 31, 2020	Number	Amount	(deficit)	Equity
Balance, January 1, 2020	100	$100	$(3,563,177)	$(3,563,077)
Loss for the year and comprehensive loss	–	–	(11,549,510)	(11,549,510)
Balance, December 31, 2020	100	$100	$(15,112,687)	$(15,112,587)

			Members’
	Member unit		reserves	Total
Year ended December 31, 2021	Number	Amount	(deficit)	equity
Balance, December 31, 2020	100	$100	$(15,112,687)	$(15,112,587)
Loss for the year and comprehensive loss	–	–	(8,680,281)	(8,680,281)
Balance, December 31, 2021	100	$100	$(23,792,968)	$(23,792,868)

See accompanying notes to consolidated financial statements.

CHECK FIVE LLC D/B/A SUCCESS TMS

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2021	2020
Cash provided by (used in)

Operating activities:
Loss for the year	$(8,680,282)	$(11,549,510)
Adjusted for:
Depreciation	2,875,389	1,679,926
Interest expense	2,343,569	1,051,652
Grant income	(5,493)	(3,077)
Loan forgiveness (note 9)	(1,130,480)	–
Non-cash transactions (note 5)	(249,851)	–
Investment in joint venture (note 19)	(13,455)	(17,909)
Change in non-cash operating working capital:
Accounts receivable	(273,096)	2,579,601
Prepaid expenses and other	(16,750)	(252,098)
Accounts payable and accrued liabilities (note 8)	(1,232,366)	1,638,067
	(6,382,815)	(4,873,348)
Financing activities:
Interest paid	(1,440,144)	(856,527)
Loans advanced (note 9, note 10)	15,412,843	7,661,327
Loans repaid (note 9, note 10)	(4,065,039)	(2,188,329)
Principal repayment of lease liabilities (note 7)	(2,177,034)	(1,569,629)
	7,730,626	3,046,842
Investing activities:
Purchase of intangible assets (note 6)	(372,812)	–
Purchase of property, plant and equipment (note 5)	–	(81,937)
	(372,812)	(81,937)

Increase (decrease) in cash	974,999	(1,908,443)
Cash, beginning of year	112,815	2,021,258

Cash, end of year	$1,087,814	$112,815

See accompanying notes to consolidated financial statements.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

1.	Reporting entity:

Check Five LLC D/B/A Success TMS (the “Company”), a Delaware limited liability company along with its subsidiaries, controls and operates a network of outpatient mental health services centers (“TMS Centers”) that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

The registered and head office of the Company is located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida, USA, 33445.

2.	Basis of preparation:

(a)	Statement of compliance:

The Company has applied International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) in preparing these consolidated financial statements. The Company applied IFRS 1, First Time Adoption of IFRS, in preparing its opening statement of financial position at January 1, 2020. The general principle of IFRS 1 is to apply IFRS retrospectively, subject to exceptions required and exemptions permitted. The Company’s first time adoption did not result in any adjustments nor in the use of any exceptions or exemptions. As a result, no reconciliations have been presented.

These consolidated financial statements were approved and authorized on November 23, 2022.

(b)	Basis of measurement:

These consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments and other modalities to patients and the cost of the Company’s regional patient acquisition strategy.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

2.	Basis of preparation (continued):

(c)	Basis of consolidation:

These consolidated financial statements comprise the accounts of Check Five LLC, the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all of the following:

(i)	power over the investee;

(ii)	exposure, or rights, to variable returns from its involvement with the investee; and

(iii)	the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies.

Changes in the Company’s interest in a subsidiary that does not result in a loss of control are accounted for as equity transactions.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

2.       Basis of preparation (continued):

The uncertainties around the outbreak of COVID-19 require the use of judgments and estimates which resulted in no material impacts for the year ended December 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: intangible assets, right-of-use assets, impairment, joint venture, litigation and claims.

Significant estimates in connection with these consolidated financial statements include the measurement and determination of the transaction price in the estimation of revenue and accounts receivable, estimated useful life of property, plant and equipment; estimated value and useful life of intangible assets; amounts recorded as accrued liabilities; and the estimate of lease terms.

Significant judgments in connection with these consolidated financial statements include assessment of control of subsidiaries; assessment of conditions relating to the Company’s ability to continue as a going concern; determination of functional currency; determination of whether a contract is or contains a lease; and determination of the incremental borrowing rate used to measure lease liabilities.

(e)	Functional and reporting currency:

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated statements of financial position dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Expenses are translated at the average rate of exchange in effect during the month the transaction occurred.

3.	Significant accounting policies:

(a)	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker of the Company. The chief operating decision maker, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee consisting of the Chairman and Chief Executive Officer, Executive Manager and the Chief Financial Officer.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

As the chief operating decision maker evaluates performance using entity-wide metrics, the Company has one reportable segment, which is outpatient mental health service centers.

(b)	Cash:

Cash includes cash on hand and cash held with financial institutions.

(c)	Revenue recognition:

Service fee revenue is recognized at a point in time upon the performance of services under contracts with customers and represents the consideration to which the Company expects to be entitled. Service fee revenue is determined based on net patient fees, which includes estimates for contractual allowances and discounts. Net patient fees are estimated using an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Variable consideration also exists in the form of settlements with certain insurance companies, including Medicare, as a result of retroactive adjustments due to audits and reviews. The Company applies constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. If actual amounts of consideration ultimately received differ from the Company’s estimates, the Company adjusts these estimates, which would affect net revenues in the period such variances become known.

A key determinant of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, the Company uses significant judgment and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

(d)	Accounts receivable:

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial Instruments (“IFRS 9”), the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 24-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process of methodology and inputs periodically to identify instances on a timely basis where such estimation models need to be revised.

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, the Company will recognize a write-off against the related accounts receivable balance and a corresponding bad debt expense.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at December 31, 2021, no such factors were identified and therefore no provision for bad debt was recognized (December 31, 2020 – nil).

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

(e)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

TMS devices	10 years

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

Expenditures for maintenance and repairs are charged to operations as incurred.

(f)	Intangible assets:

The Company classifies intangible assets as definite lived assets consisting of software. This intangible asset is recorded at cost and is amortized over its estimated useful life, as follows:

Software	5 years

The Company reviews the appropriateness of the amortization period relating to the definite lived intangible assets annually.

(g)	Leases:

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment as to whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

The Company has elected not to recognize right-of-use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

The Company makes judgments in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgments in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

(h)	Government grants:

Interest free or less than market interest government loans or government-backed loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is presented separately as deferred grant income on the consolidated statements of financial position. It is amortized over the useful life of the loan and is reported as other income.

(i)	Defined contribution pension plan:

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity and will have no legal or constructive obligation to pay future amounts. Obligations for contributions to defined contribution pension plans are expensed in the consolidated statements of net loss and comprehensive loss in the periods during which services are rendered by employees.

(j)	Provisions:

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to their present value where the effect is material.

(k)	Contingencies:

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefit would be required to settle the obligation or the amount cannot be measured reliably.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

Contingent liabilities are not recognized but are disclosed in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

(l)	Financial instruments:

The Company initially measures its financial assets and financial liabilities at fair value and classifies them as financial assets or liabilities at fair value through profit or loss. After initial measurement, financial assets (which include cash and accounts receivable) and liabilities (which include accounts payable and accrued liabilities, lease liabilities and loans payable) are subsequently measured at amortized cost using the effective interest rate method, with any resulting premium or discount from the face value being amortized to the consolidated statements of net loss and comprehensive loss. Amortization is recorded using the effective interest rate method.

Financial liabilities that are derivative in nature that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset are subsequently measured at fair value at each reporting date, with any gain or loss being recorded in the consolidated statements of net loss and comprehensive loss.

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 24-month period. A financial asset carried at amortized cost is considered credit-impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Individually significant financial assets are tested for credit-impairment on an individual basis.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

Losses are recognized in the consolidated statements of net loss and comprehensive loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the consolidated statements of net loss and comprehensive loss.

(m)	Joint arrangements:

A  joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. The Company classifies interests in joint arrangements into one of two categories:

•  Joint ventures - when the Company has the rights to the net assets of the arrangement; and

•  Joint operations - when the Company has the rights to the assets and obligations for the liabilities related to the arrangement.

The Company uses the equity method to account for investments in joint ventures. If the Company had a joint operation, it would recognize the proportionate interest in the assets, liabilities, revenue, and expenses of the joint operations.

The Company initially recognizes investments as joint ventures at cost and subsequently remeasures the carrying amounts based on its share of each entity’s income or loss. Distributions received from joint ventures reduce the carrying amounts of the investment. The Company eliminates any unrealized gains and losses from investments in joint ventures against investments, up to the amount of the interest in the entities.

At the end of each reporting year, the Company assesses whether there is objective evidence that impairment exists in the investments in joint ventures. If objective evidence exists, the Company compares the carrying amount of the investment to its recoverable amount and recognizes the excess over the recoverable amount, if any, as a loss in the combined statement of net income (loss) and comprehensive income (loss).

(n)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.       Significant accounting policies (continued):

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

•	Level 1 – This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2 – This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other standard valuation techniques derived from observable market inputs.

•	Level 3 – This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

(o)	Member interest:

Member capital is the members’ interest (deficit) as the units are equity instruments.

Distributions to members are discretionary and are recognized as distributions within equity upon approval by the executive committee, consisting of the Chairman and Chief Executive Officer, Executive Manager and the Chief Financial Officer.

(p)	Finance income and finance costs:

Finance income comprises interest income on cash equivalents recognized in the consolidated statements of net loss and comprehensive loss as it accrues, using the effective interest method. Finance costs comprise interest expense on borrowings and lease liabilities that are recognized in the consolidated statements of net loss and comprehensive loss.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

3.	Significant accounting policies (continued):

(q)	Income taxes:

The Company and its subsidiaries are organized and operated as partnerships and disregarded entities and are treated as such for both U.S. federal and state income tax purposes. The effect of this is the elimination of income taxes at the corporate level and the inclusion of the Company’s income or loss in the individual tax returns of the owners and stockholders. Therefore, no provision for federal or state income taxes is included in these consolidated financial statements. For income tax purposes, the Company uses the accrual basis of accounting and recognizes service revenue at a point in time upon the performance of services and represents the consideration to which the Company expects to be entitled.

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

5.	Property, plant and equipment:

TMS devices
Cost

Balance, January 1, 2020	$610,560
Additions	81,937
Asset disposal	–

Balance, December 31, 2020	692,497
Additions	249,851
Balance, December 31, 2021	$942,348

Accumulated depreciation

Balance, January 1, 2020	$50,880
Depreciation	69,835

Balance, December 31, 2020	120,715
Depreciation	80,569
Balance, December 31, 2021	$201,284

Net book value

Balance, January 1, 2020	$559,680
Balance, December 31, 2020	571,782
Balance, December 31, 2021	741,064

During the year ended December 31, 2021, the Company received four TMS devices valued at an aggregate of $249,851 as part of an arrangement with a TMS provider in exchange for management services provided by the Company to the TMS provider.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

6.	Intangible assets:

Software
Cost

Balance, January 1, 2020	$–
Additions	–

Balance, December 31, 2020	$–

Balance, December 31, 2020	$–
Additions	372,812

Balance, December 31, 2021	$372,812

Net book value

Balance, January 1, 2020	$–
Balance, December 31, 2020	–
Balance, December 31, 2021	372,812

7.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from a year to ten years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

		TMS Center
	TMS devices	locations	Total
Right-of-use assets, January 1, 2020	$3,304,287	$1,432,079	$4,736,366
Additions to right-of-use assets	3,807,498	1,227,751	5,035,249
Depreciation on right-of-use assets	(1,152,897)	(457,194)	(1,610,091)

Right-of-use assets, December 31, 2020	$5,958,888	$2,202,636	$8,161,524
Additions to right-of-use assets	12,194,500	5,716,778	17,911,278
Depreciation on right-of-use assets	(771,439)	(2,023,381)	(2,794,820)

Right-of-use assets, December 31, 2021	$17,381,949	$5,896,033	$23,277,982

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

7.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the year ended December 31, 2021 is 10% (2020 – 10%; 2019 – 10%).

Total
Lease liabilities, January 1, 2020	$4,843,341
Additions to lease liability	5,020,778
Interest expense on lease liabilities	635,246
Payments of lease liabilities	(2,204,875)

Lease liabilities, December 31, 2020	8,294,490
Less current portion of lease liabilities	1,523,919

Long term portion of lease liabilities	$6,770,571

Total
Lease liabilities, December 31, 2020	$8,294,490
Additions to lease liability	17,911,277
Interest expense on lease liabilities	1,320,424
Payments of lease liabilities	(3,497,458)

Lease liabilities, December 31, 2021	24,028,733
Less current portion of lease liabilities	3,987,876

Long term portion of lease liabilities	$20,040,857

Undiscounted cash flows for lease liabilities as at December 31, 2021 are as follows:

Total
2022	$6,175,314
2023	6,025,535
2024	5,692,941
2025	5,434,274
2026	3,338,921
Thereafter	4,950,481

Total minimum lease payments	31,617,466
Less discounted cash flows	11,576,609

Present value of minimum lease payments	$20,040,857

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

8.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Accounts payable	$1,771,264	$3,172,440	$1,791,917
Accrued liabilities	601,415	432,605	175,061

Total	$2,372,679	$3,605,045	$1,966,978

9.	Loans payable:

	Short term	Long Term	Total
Device Loans	94,585	435,147	529,732
Promissory notes	1,190,095	–	1,190,095
ABCTMS Loan	–	–	–
Neuronetics Loan	–	–	–
Disaster Loan	–	–	–

January 1, 2020	$1,284,680	$435,147	$1,719,827

Device Loans	121,320	313,827	435,147
Promissory notes	1,337,737	–	1,337,737
ABCTMS Loan	222,298	–	222,298
Neuronetics Loan	–	–	–
Disaster Loan	–	104,728	104,728

December 31, 2020	1,681,355	$418,555	2,099,910

Device Loans	122,456	191,371	313,827
Promissory notes	259,291	–	259,291
ABCTMS Loan	654,141	–	654,141
Neuronetics Loan	833,333	9,166,667	10,000,000
Disaster Loan	45	113,896	113,941

December 31, 2021	$1,869,266	$9,471,934	$11,341,200

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

9.	Loans payable (continued):

Undiscounted cash flows for loans payable, other than those due on demand, as at December 31, 2021, inclusive of principal and interest, are as follows:

	Device	Neuronetics	Disaster
	Loans	Loan	Loan	Total
2022	$146,016	$1,751,910	$29,244	$1,927,170
2023	142,672	4,039,930	29,244	4,211,846
2024	60,246	3,731,597	29,244	3,821,087
2025	2,097	2,596,354	29,244	2,627,695
2026	–	–	29,244	29,244
Thereafter	–	–	685,646	685,646
Total Cash Payments	$351,031	$12,119,791	$831,866	$13,302,688

(a)	Device loans

During the year ended December 31, 2019, the Company assumed loans from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,556 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the year ended December 31, 2021, the Company repaid TMS device loans totaling $121,320 (December 31, 2020 - $94,585).

(b)	Promissory notes:

During the year ended December 31, 2019, the Company received proceeds of $1,190,095 from promissory notes. $200,000 was financed through two promissory notes bearing interest at 5% per annum and matured on April 15, 2020. The Company received proceeds for an additional $990,095, which was non-interest bearing and payable on demand.

During the year ended December 31, 2020, the Company received proceeds of $200,000 from promissory notes which was non-interest bearing and payable on demand.

During the year ended December 31, 2019, December 31, 2020 and December 31, 2021, the Company repaid nil, nil and nil, respectively.

During the year ended December 31, 2021, a $1,130,480 due on demand loan was forgiven and was included in corporate, general and administrative expenses on the consolidated statements of net loss and comprehensive loss.

Subsequent to December 31, 2021, certain promissory notes were amended or repaid. See subsequent events note 21(a).

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

9.	Loans payable (continued):

(c)	ABCTMS Loan:

On August 18, 2020, the Company entered into a joint-venture agreement with Winston Clinic to form and operate ABCTMS LLC (“ABCTMS”). During the period of operation, the Company collected remittances for payment of management services in excess of direct costs incurred that are reimbursable to the ABCTMS as a non-interest bearing loan, due on demand. These amounts totaled $222,298 and $431,843 for the years ended December 31, 2020 and December 31, 2021, respectively.

On September 23, 2022, the joint-venture was terminated and dissolved. See subsequent events note 21(d).

(d)	Neuronetics loan:

On September 29, 2021, the Company entered into a secured promissory note with Neuronetics, Inc. (“Neuronetics”) in the amount $10,000,000. $7,485,865 of the proceeds were received in cash with the remaining $2,514,135 used to satisfy outstanding accounts payable to Neuronetics. The promissory note bears interest at a floating rate of prime plus 6% per annum and requires monthly payments of $277,778 beginning October 1, 2022 (the “Principal Commencement Date”). There are no financial covenants associated with the promissory note. Pursuant to the terms of the promissory note, Neuronetics may extend the Principal Commencement Date to October 1, 2023 if the Company satisfies the purchase commitments under the terms of the Master Sales Agreement between the Company and Neuronetics.

During the year ended December 31, 2021, the Company repaid nil and recorded $236,538 of accrued interest.

On July 14, 2022, the Company repaid the Neuronetics loan and accrued interest totaling $10,544,792. See subsequent events note 21(b).

(e)	Disaster loan:

On May 24, 2020, the Company applied for and received a $500,000 loan from the United States Small Business Administration (the “Disaster Loan”). The Disaster Loan was offered and obtained as part of the Coronavirus Aid, Relief, and Economic Security Act. The proceeds of the Disaster Loan were used for general working capital purposes. The Disaster Loan requires monthly installment payments of principal and interest in the amount of $2,437 and matures on May 24, 2050. Payments were deferred for the first 12 months under the Disaster Loan, with the first payment due May 24, 2021. The Disaster Loan bears interest at a fixed rate of 3.75% per annum. The effective interest rate used to measure the fair value of the Disaster Loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Disaster Loan and is recorded as deferred grant income (see note 11). The undiscounted face value of the Disaster Loan as at December 31, 2021 is $500,000 (December 31, 2020 – $500,000). At the inception date of the Disaster Loan, the carrying value of the debt was $90,257. As of December 31, 2021, the carrying value is $113,942 (December 31, 2020 – $104,728).

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

9.	Loans payable (continued):

On July 27, 2022, the Company repaid the Disaster Loan and accrued interest. See subsequent events note 21(c).

10.	Shareholder loan:

(a)	Success Behavioral Holdings loans:

During the year ended December 31, 2019, the Company received proceeds of $6,606,153 from Success Behavioral Holdings, LLC (“SBH”), which is owned by the Company’s Chairman & Chief Executive Officer. $6,407,000 was financed through seven promissory notes. Six of the promissory notes bore interest at 6% per annum and one promissory note bore interest at 5% per annum. These promissory notes matured during the years ended December 31, 2020 to December 31, 2021. An additional $199,153 was financed through payments collected from accounts receivable and is non-interest bearing and due to SBH on demand.

During the year ended December 31, 2019, the Company repaid SBH loans totaling nil.

During the year ended December 31, 2020, the Company received proceeds of $6,739,029 from SBH. $3,459,000 was financed through twelve promissory notes, all bearing interest at 6% per annum and matured during the year ended December 31, 2021. $1,960,500 was financed through a Line of Credit (“LOC”) agreement secured by SBH and the Company’s Chairman & Chief Executive Officer. The LOC bears interest at 2% per annum and matures on March 1, 2022. An additional $1,319,529 was loaned through payments collected from accounts receivable and is non-interest bearing and due to SBH on demand.

During the year ended December 31, 2020, the Company repaid SBH loans totaling $2,188,329 and recorded $342,068 of accrued interest.

During the year ended December 31, 2021, the Company received proceeds of $4,981,000 from SBH. $3,981,000 was financed through four promissory notes bearing interest at 6% per annum and mature during the year ending December 31, 2022. An additional $1,000,000 was funded through a trust, bearing interest at 6% per annum and due on March 31, 2022.

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Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

10.	Shareholder loan (continued):

During the year ended December 31, 2021, the Company repaid SBH loans totaling $3,461,428 and recorded $666,887 of accrued interest. Additionally, one promissory note totaling $307,000 was forgiven by SBH.

On July 14, 2022, the SBH loans and accrued interest totaling $11,960,189 were forgiven. See subsequent event note 21(b).

11.	Deferred grant income:

	December 31,	December 31,	January 1,
	2021	2020	2020
Deferred grant income	$401,172	$406,665	$–
Less: current portion of deferred grant income	5,816	5,493	–

Long term portion of deferred grant income	$395,356	$401,172	$–

The deferred grant income is due to the benefit of the interest rate concession as part of the Disaster Loan (see note 9(e)).

12.	Member interest:

As at December 31, 2021, there were 100 issued member units of the Company.

		Total
	Number	amount
January 1, 2020	100	$100
Member units issued:	–	–

December 31, 2020	100	$100
Member units issued:	–	–

December 31, 2021	100	$100

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Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

13.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

14.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 4.0% of such employees’ annual salaries. During the year ended December 31, 2021, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $114,720 (December 31, 2020 – $39,753).

15.	Income taxes:

The Company and its subsidiaries are organized and operated as partnerships and disregarded entities and are treated as such for both U.S. federal and state income tax purposes. The effect of this is the elimination of income taxes at the corporate level and the inclusion of the Company’s income or loss in the individual tax returns of the owners and stockholders. Therefore, no provision for federal or state income taxes is included in these consolidated financial statements. For income tax purposes, the Company uses the accrual basis of accounting and recognizes service revenue at a point in time upon the performance of services and represents the consideration to which the Company expects to be entitled.

16.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consist of cash, accounts receivable and accounts payable and accrued liabilities which approximate their fair value given their short-term nature. The Company has no Level 2 or Level 3 financial instruments.

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position, and the market rates of interest are insignificant.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

16.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders.

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have financial instruments that result in material exposure.

17.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes members’ interest. The capital structure of the Company consists of its members’ interest (deficit) as well as loans payable.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

17.	Capital management (contined):

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, and increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and distributions to its members. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has sufficient capital or needs to obtain additional capital.

18.	Related party transactions:

(a)	Compensation of key management personnel:

The Company transacts with key individuals from management who have authority and responsibility to plan, direct and control the activities of the Company. Key management personnel are defined as the executive officers and directors of the Company, including the Chairman and Chief Executive Officer, the Executive Manager, the President, the Chief Financial Officer, the Chief Operating Officer, the Chief Medical Officer, the Director of Marketing, and the Director of Operations.

	December 31,	December 31,
	2021	2020
Salaries and direct compensation	$1,045,460	$894,244

Total	$1,045,460	$894,244

(b)	Transactions with the Chairman and Chief Executive Officer & Success Behavioral Holdings, LLC:

The Company’s Chairman and Chief Executive Officer (“CEO”) is also the owner of its parent company, Success Behavioral Holdings, LLC. The CEO arranged for multiple loans to the Company through Success Behavioral Holdings, LLC. Please refer to note 10.

As of December 31, 2021, $17,957 is included in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by the CEO in the ordinary course of business (December 31, 2020 – $989).

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

18.	Related party transactions (continued):

During the year ended December 31, 2021, the Company recognized $20,982 in corporate, general and administrative expenses (December 31, 2020 – $6,309) related to transactions with the CEO.

19.	Investment in joint venture:

On August 18, 2020, the Company entered into a joint-venture agreement with Winston Clinic to form and operate ABCTMS LLC.

The investment in ABCTMS LLC is accounted for as a joint venture using the equity method. See subsequent events note 21(d).

The following is a summary of the financial information for the years ended December 31, 2020 and December 31, 2021:

	December 31,	December 31,
	2021	2020
Revenue:
Service Revenue	$2,477,548	$725,948

Expenses:
Direct center and patient care costs	397,244	138,459
Other regional and center support costs	2,053,393	649,849
Total profit (loss)	$26,911	$(62,360)

20.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	December 31,	December 31,
	2021	2020
Salaries and bonuses	$2,558,917	$1,285,066
Marketing expenses	6,020,642	3,261,630

Total	$8,579,559	$4,546,696

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

20.	Expenses by nature (continued):

The components of the Company’s corporate, general and administrative expenses include the following:

	December 31,	December 31,
	2021	2020
Salaries and bonuses	$4,520,668	$2,567,572
Marketing expenses	1,026,488	1,444,606
Professional and legal fees	253,085	311,974
Computer supplies and software	932,383	652,681
Travel, meals and entertainment	148,318	91,718
Insurance	118,194	55,848
Other	1,249,096	1,515,837
Total	$8,248,232	$6,640,236

21.	Subsequent events:

(a)	Amendment and repayment of promissory notes:

On March 14, 2022, the two promissory notes totaling $200,000 were amended and restated to bear interest at 5% per annum with a maturity date of December 31, 2025. During the three months ended September 30, 2022, the total amount loaned of $59,615 was paid in full.

(b)	Sale of Check Five LLC:

On July 14, 2022, Greenbrook TMS Inc. (“Greenbrook”), through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in the Company pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 by and among Greenbrook, TMS NeuroHealth Centers Inc., the Company and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the sale of the Company, the Seller Parties received, in the aggregate, 8,725,995 common shares of Greenbrook, and an additional 2,908,665 common shares of Greenbrook have been held back and deposited with an escrow agent, to be released to Benjamin Klein or Greenbrook, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties.

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Years ended December 31, 2021, December 31, 2020, and January 1, 2020

21.	Subsequent events (continued):

On July 14, 2022, as part of the sale of the Company, certain loans held with the Company were repaid or forgiven.

(c)	Disaster loan repayment:

On July 27, 2022, the Company repaid the Disaster Loan and accrued interest, totaling $506,516.

(d)	Dissolution of joint-venture:

On September 23, 2022, the joint-venture with ABCTMS was terminated and dissolved. Pursuant to the terms of the termination agreement, the total amount loaned of $654,141 was forgiven.

Condensed Interim Consolidated Financial Statements
(Expressed in U.S. dollars)

CHECK FIVE LLC D/B/A SUCCESS TMS

Three and six months ended June 30, 2022 and 2021
(Unaudited)

CHECK FIVE LLC D/B/A SUCCESS TMS

Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30, 2022	December 31, 2021
Assets

Current assets:
Cash	$117,056	$1,087,814
Accounts receivable, net	3,479,059	1,666,594
Prepaid expenses and other	840,972	551,667
Total current assets	4,437,087	3,306,075

Property, plant and equipment (note 5)	751,327	741,064
Intangible assets (note 6)	363,424	372,812
Investment in joint venture (note 19)	–	31,364
Right-of-use assets (note 7)	33,737,852	23,277,982
Total assets	$39,289,690	$27,729,297

Liabilities and Members’ Deficit

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$5,952,757	$2,372,679
Current portion of loans payable (note 9)	3,282,820	15,247,647
Current portion of lease liabilities (note 7)	5,182,442	3,987,876
Current portion of deferred grant income (note 11)	5,984	5,816
Total current liabilities	14,424,003	21,614,018

Deferred grant income (note 11)	392,330	395,356
Loans payable (note 9)	11,530,492	9,471,934
Lease liabilities (note 7)	30,165,051	20,040,857
Shareholders loan (note 10)	13,921,589	–
Total liabilities	70,433,465	51,522,165

Members’ deficit:
Members’ capital (note 12)	100	100
Members reserves’	(31,143,875)	(23,792,968)
Total members’ deficit	(31,143,775)	(23,792,868)

Contingencies (note 13)
Subsequent events (note 21)
Total liabilities and members’ deficit	$39,289,690	$27,729,297

See accompanying notes to condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss
(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue:
Service revenue	$8,387,302	$6,909,391	$15,103,292	$12,292,210

Expenses:
Direct center and patient care costs	3,427,334	3,030,867	6,806,574	5,974,854
Other regional and center support costs (note 20)	2,455,061	2,199,875	5,213,264	4,193,136
Depreciation (notes 5 and 7)	1,545,877	544,254	2,884,920	1,083,966
	7,428,272	5,774,996	14,904,758	11,251,956

Regional operating income	959,030	1,134,395	198,534	1,040,254

Corporate, general and administrative expenses (note 20)	2,637,919	2,399,556	4,860,483	4,627,458
Joint venture (note 19)	–	–	31,364	–
Amortization (note 6)	19,823	–	33,039	–
Interest expense	1,561,935	476,917	2,627,414	846,120
Grant income	(1,455)	(1,374)	(2,859)	(2,700)

Loss before income taxes	(3,259,192)	(1,740,704)	(7,350,907)	(4,430,624)

Income tax expense (note 17)	–	–	–	–

Loss for the period and comprehensive loss	$(3,259,192)	$(1,740,704)	$(7,350,907)	$(4,430,624)

See accompanying notes to condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Changes in Members’ Equity (Deficit)
(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

			Members
	Member unit		reserves	Total
Six months ended June 30, 2021	Number	Amount	(deficit)	Equity
Balance, December 31, 2020	100	$100	$(15,112,687)	$(15,112,587)
Loss for the period and comprehensive loss	–	–	(4,430,624)	(4,430,624)
Balance, June 30, 2021	100	$100	$(19,543,311)	$(19,543,211)

			Members
	Member unit		reserves	Total
Six months ended June 30, 2022	Number	Amount	(deficit)	equity
Balance, December 31, 2021	100	$100	$(23,792,968)	$(23,792,868)
Loss for the period and comprehensive loss	–	–	(7,350,907)	(7,350,907)
Balance, June 30, 2022	100	$100	$(31,143,975)	$(31,143,875)

See accompanying notes to condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Six months ended
	June 30, 2022	June 30, 2021
Cash provided by (used in)

Operating activities:
Loss for the period	$(7,350,907)	$(4,430,624)
Adjusted for:
Amortization	33,039	–
Depreciation	2,884,920	1,083,966
Interest expense	2,627,414	846,120
Grant income	(2,859)	(2,700)
Investment in joint venture (note 19)	31,364	–
Change in non-cash operating working capital:
Accounts receivable	(1,812,465)	(1,299,067)
Prepaid expenses and other	(289,305)	(75,986)
Accounts payable and accrued liabilities (note 8)	3,580,078	894,658
	(298,721)	(2,983,633)
Financing activities:
Interest paid	(2,084,206)	(846,120)
Loans advanced (note 9, note 10)	3,600,000	5,200,258
Loans repaid (note 9, note 10)	(145,408)	(62,784)
Principal repayment of lease liabilities (note 7)	(1,953,318)	(878,556)
	(582,932)	3,412,798
Investing activities:
Purchase of intangible assets (note 6)	(23,650)	–
Purchase of property, plant and equipment (note 5)	(65,455)	–
	(89,105)	–

Increase (decrease) in cash	(970,758)	429,165

Cash, beginning of period	1,087,814	112,815

Cash, end of period	$117,056	$541,980

See accompanying notes to condensed interim consolidated financial statements.

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Notes to Condensed Interim Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021
(Unaudited)

1.	Reporting entity:

Check Five LLC D/B/A Success TMS (the “Company”), a Delaware limited liability company along with its subsidiaries, controls and operates a network of outpatient mental health services centers (“TMS Centers”) that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

The registered and head office of the Company is located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida, USA, 33445.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed interim consolidated financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021.

These condensed interim consolidated financial statements comprise the accounts of Check Five LLC, the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved and authorized on November 23, 2022.

(b)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

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Notes to Condensed Interim Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021
(Unaudited)

2.	Basis of preparation (continued):

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments and other modalities to patients and the cost of the Company’s regional patient acquisition strategy.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2021 audited consolidated financial statements, except as described below:

(a)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized over the estimated useful lives of the assets on a straight-line basis, unless stated otherwise, as follows:

TMS devices	10 years
Leasehold Improvements	Lesser of 5 years or remaining lease term

The estimated useful lives of the assets and their terminal values are assessed on an annual basis based on historical experience, industry practice and management’s expectations.

Expenditures for maintenance and repairs are charged to operations as incurred.

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Notes to Condensed Interim Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021
(Unaudited)

4.	Recent accounting pronouncements:

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

The Company is currently assessing the impact of the pronouncement and does not expect the amendment to the existing standard to have any material impact on the Company’s consolidated financial statements.

5.	Property, plant and equipment:

	Leasehold improvements	TMS devices	Total
Cost

Balance, December 31, 2021	$–	$942,348	$942,348
Additions	56,155	9,300	65,455
Balance, June 30, 2022	$56,155	$951,648	$1,007,803

Accumulated depreciation

Balance, December 31, 2021	$–	$201,284	$201,284
Depreciation	2,808	52,384	55,192
Balance, June 30, 2022	$2,808	$253,668	$256,476

Net book value

Balance, December 31, 2021	$–	$741,064	$741,064
Balance, June 30, 2022	53,347	697,980	751,327

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Notes to Condensed Interim Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021
(Unaudited)

6.	Intangible assets:

Software
Cost

Balance, December 31, 2021	$372,812
Additions	23,651

Balance, June 30, 2022	$396,463

Accumulated depreciation

Balance, December 31, 2020	$–
Amortization	33,039

Balance, June 30, 2022	$33,039

Net book value

Balance, December 31, 2021	$372,812
Balance, June 30, 2022	363,424

7.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from a year to six years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	TMS Center locations	Total
Right-of-use assets, December 31, 2021	$17,381,949	$5,896,033	$23,277,982
Additions to right-of-use assets	3,283,368	10,006,230	13,289,598
Depreciation on right-of-use assets	(2,030,073)	(799,655)	(2,829,728)

Right-of-use assets, June 30, 2022	$18,635,244	$15,102,608	$33,737,852

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Notes to Condensed Interim Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021
(Unaudited)

7.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended June 30, 2022 is 10% (June 30, 2021 – 10%).

Total
Lease liabilities, December 31, 2021	$24,028,733
Additions to lease liability	13,272,078
Interest expense on lease liabilities	1,469,300
Payments of lease liabilities	(3,422,618)
Lease liabilities, June 30, 2022	35,347,493
Less current portion of lease liabilities	5,182,442

Long term portion of lease liabilities	$30,165,051

8.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	June 30, 2022	December 31, 2021
Accounts payable	$5,754,382	$1,771,264
Accrued liabilities	198,375	601,415

Total	$5,952,757	$2,372,679

9.	Loans payable:

	Short term	Long Term	Total
Device loans	131,491	124,106	255,597
Promissory notes	59,290	202,960	262,250
ABCTMS loan	581,584	–	581,584
Neuronetics loan	2,500,000	7,500,000	10,000,000
Disaster loan	10,455	103,426	113,881
ZW Partners loan	–	3,600,000	3,600,000

June 30, 2022	$3,282,820	$11,530,492	$14,813,312

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Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

9.	Loans payable (continued):

(a)	Device loans

During the year ended December 31, 2019, the Company assumed loans from three separate financing companies for the purchase of TMS devices. These TMS device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,556 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During the six months ended June 30, 2022, the Company repaid TMS device loans totaling $58,229 (June 30, 2021 - $57,910).

(b)	Promissory notes:

During the year ended December 31, 2019, the Company received proceeds of $1,190,095 from promissory notes. $200,000 was financed through two promissory notes bearing interest at 5% per annum and matured on April 15, 2020. The Company received proceeds for an additional $990,095, which was non-interest bearing and payable on demand. During the year ended December 31, 2020, the Company received proceeds of $200,000 from promissory notes which was non-interest bearing and payable on demand.

During the year ended December 31, 2019, December 31, 2020 and December 31, 2021, the Company repaid nil, nil and nil, respectively.

During the six months ended June 30, 2022, the Company repaid nil (June 30, 2021 – nil).

The undiscounted face value as at June 30, 2022 was $259,291 (December 31, 2021 $259,291). The carrying value as at June 30, 2022 was $262,250 (December 31, 2021 $259,291) and interest expense for the three and six months ended June 30, 2022 was $889 and $2,959, respectively (three and six months ended June 30, 2021 – nil and nil).

Subsequent to June 30, 2022, certain promissory notes were repaid. See subsequent events note 21(a).

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Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

9.	Loans payable (continued):

(c)	ABCTMS loan:

On August 18, 2020, the Company entered into a joint-venture agreement with Winston Clinic to form and operate ABCTMS LLC (“ABCTMS”). During the period of operation, the Company collected remittances for payment of management services in excess of direct costs incurred that are reimbursable to the ABCTMS as a non-interest bearing loan, due on demand.

During the six months ended June 30, 2022, the Company incurred costs in excess of remittances of $72,557 (June 30, 2021 – $750,258).

The undiscounted face value as at June 30, 2022 was $581,584 (December 31, 2021 $654,141). The carrying value as at June 30, 2022 was $581,584 (December 31, 2021 $654,141) and interest expense for the three and six months ended June 30, 2022 was nil and nil, respectively (three and six months ended June 30, 2021 – nil and nil).

On September 23, 2022, the joint-venture was terminated and dissolved. See subsequent events note 21(d).

(d)	Neuronetics loan:

On September 29, 2021, the Company entered into a secured promissory note with Neuronetics, Inc. (“Neuronetics”) in the amount $10,000,000. $7,485,865 of the proceeds were received in cash with the remaining $2,514,135 used to satisfy outstanding accounts payable to Neuronetics. The promissory note bears interest at a floating rate of prime plus 6% per annum and requires monthly payments of $277,778 beginning October 1, 2022 (the “Principal Commencement Date”). There are no financial covenants associated with the promissory note. Pursuant to the terms of the promissory note, Neuronetics may extend the Principal Commencement Date to October 1, 2023 if the Company satisfies the purchase commitments under the terms of the Master Sales Agreement between the Company and Neuronetics.

The undiscounted face value as at June 30, 2022 was $10,000,000 (December 31, 2021 – $10,000,000). The carrying value as at June 30, 2022 was $10,000,000 (December 31, 2021 – $10,000,000) and interest expense for the six months ended June 30, 2022 was $465,069 (June 30, 2021 – nil).

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Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

9.	Loans payable (continued):

During the six months ended June 30, 2022, the Company repaid nil and recorded $465,069 of accrued interest.

On July 14, 2022, the Company repaid the Neuronetics loan and accrued interest totaling $10,544,792. See subsequent events note 21(b).

(e)	Disaster loan:

On May 24, 2020, the Company applied for and received a $500,000 loan from the United States Small Business Administration (the “Disaster Loan”). The Disaster Loan was offered and obtained as part of the Coronavirus Aid, Relief, and Economic Security Act. The proceeds of the Disaster Loan were used for general working capital purposes. The Disaster Loan requires monthly installment payments of principal and interest in the amount of $2,437 and matures on May 24, 2050. Payments were deferred for the first 12 months under the Disaster Loan, with the first payment due May 24, 2021. The Disaster Loan bears interest at a fixed rate of 3.75% per annum. The effective interest rate used to measure the fair value of the Disaster Loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Disaster Loan and is recorded as deferred grant income (see note 11).

The undiscounted face value of the Disaster Loan as at June 30, 2022 is $500,000 (December 31, 2021 – $500,000). At the inception date of the Disaster Loan, the carrying value of the debt was $90,257. As of June 30, 2022, the carrying value is $113,881 (December 31, 2021 – $113,924). Interest expense for the three and six months ended June 30, 2022 was $6,719 and $14,561, respectively (three and six months ended June 30, 2021 – $6,593 and $14,067, respectively).

During the six months ended June 30, 2022, the Company repaid $14,622 (June 30, 2021 – $4,874) and recorded $13,573 of accrued interest (June 30, 2021 – $13,473).

On July 27, 2022, the Company repaid the Disaster Loan and accrued interest. See subsequent events note 21(c).

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Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

9.	Loans payable (continued):

(f)	ZW Partners loan:

On April 29, 2022, the Company entered into a secured revolving promissory note with ZW Partners, LLC (“ZW Partners”) in the amount $10,000,000. The promissory note bears interest at a floating rate of prime plus 8% per annum and requires monthly payments of interest only. Principal advances under the promissory note are due and payable on or before April 29, 2025. There are no financial covenants associated with the promissory note.

During the six months ended June 30, 2022, the Company borrowed $3,600,000 (December 31, 2021 – nil) and recorded $52,611 of accrued interest (June 30, 2021 – nil).

The undiscounted face value as at June 30, 2022 was $3,600,000 (December 31, 2021 – nil). The carrying value as at June 30, 2022 was $3,600,000 (December 31, 2021 – nil) and interest expense for the three and six months ended June 30, 2022 was nil and $52,334, respectively (three and six months ended June 30, 2021 – nil and nil).

10.	Shareholder loan:

During the year ended December 31, 2019, the Company received proceeds of $6,606,153 from Success Behavioral Holdings, LLC (“SBH”), which is owned by the Company’s Chairman & Chief Executive Officer. $6,407,000 was financed through seven promissory notes. Six of the promissory notes bear interest at 6% per annum and one promissory note bears interest at 5% per annum. These promissory notes matured during the years ended December 31, 2020 to

December 31, 2021. An additional $199,153 was financed through payments collected from accounts receivable and is non-interest bearing and due to SBH on demand.

During the year ended December 31, 2019, the Company repaid SBH loans totaling nil.

During the year ended December 31, 2020, the Company received proceeds of $6,739,029 from SBH. $3,459,000 was financed through twelve promissory notes, all bearing interest at 6% per annum and matured during the year ended December 31, 2021. $1,960,500 was financed through a Line of Credit (“LOC”) agreement secured by SBH and the Company’s Chairman & Chief Executive Officer. The LOC bore interest at 2% per annum and matured on March 1, 2022. An additional $1,319,529 was loaned through payments collected from accounts receivable and is non-interest bearing and due to SBH on demand.

13

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

10.	Shareholder loan (continued):

During the year ended December 31, 2020, the Company repaid SBH loans totaling $2,188,329 and recorded $342,068 of accrued interest.

During the year ended December 31, 2021, the Company received proceeds of $4,981,000 from SBH. $3,981,000 was financed through four promissory notes bearing interest at 6% per annum and mature during the year ending December 31, 2022. An additional $1,000,000 was funded through a trust, bearing interest at 10% per annum and due on May 31, 2024.

During the year ended December 31, 2021, the Company repaid SBH loans totaling $3,461,428 and recorded $666,887 of accrued interest. Additionally, one promissory note, totaling $307,000, was forgiven by SBH.

During the six months ended June 30, 2022, no additional proceeds from SBH were received (June 30, 2021 – $4,450,000). During the six months ended June 30, 2022, the Company repaid SBH loans totaling nil and recorded $543,208 of accrued interest (June 30, 2021 – $286,111).

The undiscounted face value as at June 30, 2022 was 12,413,727 (December 31, 2021 – $12,413,727). The carrying value as at June 30, 2022 was $13,921,589 (December 31, 2021 – $13,378,381) and interest expense for the three and six months ended June 30, 2022 was $ 131,240 and $543,208, respectively (three and six months ended June 30, 2021 – $ 122,302 and $286,111, respectively). On March 14, 2022, all loans between SBH and the Company were extended by 24 months.

On July 14, 2022, the SBH loans and accrued interest totaling $11,960,189 was forgiven. See subsequent events note 21.

14

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

11.	Deferred grant income:

	June 30, 2022	December 31, 2021
Deferred grant income	$398,314	$401,172
Less: current portion of deferred grant income	5,984	5,816

Long term portion of deferred grant income	$392,330	$395,356

The deferred grant income is due to the benefit of the interest rate concession as part of the Disaster Loan (see note 9(e)).

12.	Member interest:

As at June 30, 2022, there were 100 issued member units of the Company.

	Number	Total amount
December 31,2021	100	$100
Member units issued:	–	–

June 30, 2022	100	$100

13.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

14.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 4.0% of such employees’ annual salaries. During the three and six months ended June 30, 2022, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $39,390 and $82,306, respectively (June 30, 2021 – $42,916 and $47,118, respectively).

15

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

15.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments, which consist of cash, accounts receivable and accounts payable and accrued liabilities that approximate their fair value given their short-term nature. The Company has no Level 2 or Level 3 financial instruments.

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is insignificant.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders.

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars.

16

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

15.	Risk management arising from financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have financial instruments that result in material exposure.

16.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes members’ interest. The capital structure of the Company consists of its members’ interest (deficit) as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, and increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and distributions to its members. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has sufficient capital or needs to obtain additional capital.

17.	Income taxes:

There were no significant changes to the Company’s tax position during the six months ended June 30, 2022.

18.	Related party transactions:

Transactions with the Chairman and Chief Executive Officer & Success Behavioral Holdings LLC:

The Company’s Chairman and Chief Executive Officer (“CEO”) is also the owner of its parent company, Success Behavioral Holdings, LLC. The CEO arranged for multiple loans to the Company through Success Behavioral Holdings, LLC. Please refer to note 10.

17

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

18.	Related party transactions (continued):

During the three and six months ended June 30, 2022, the Company recognized $40,041 and $60,090, respectively, in accounts payable and accrued liabilities for amounts payable for travel expenses and other related costs incurred by the CEO in the ordinary course of business (June 30, 2021 – nil and nil, respectively).

During the three and six months ended June 30, 2022, the Company recognized $19,992 and $22,444, respectively, in corporate, general and administrative expenses (June 30, 2021 – nil and $3,385, respectively) for amounts payable for employment services rendered and other related costs incurred by the CEO in the ordinary course of business.

19.	Investment in joint venture:

On August 18, 2020, the Company entered into a joint-venture agreement with Winston Clinic to form and operate ABCTMS LLC.

The investment in ABCTMS LLC is accounted for as a joint venture using the equity method. See subsequent events note 21(d).

The following is a summary of the financial information for the periods ended June 30, 2022 and December 31, 2021:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue:
Service Revenue	$433,615	$616,386	$865,476	$1,162,989
Expenses:
Direct center and patient care costs	90,633	101,581	191,033	198,975
Other regional and center support costs	505,914	524,912	1,086,318	1,000,935

Total (loss) profit	$(162,932)	$(7,107)	$(411,875)	$(33,921)

As at June 30, 2022, the investment in joint venture was valued at nil (December 31, 2021 – $31,264).

18

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

20.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Salaries and bonuses	$609,717	$573,545	$1,393,252	$1,188,836
Marketing expenses	1,845,344	1,626,330	3,820,012	3,004,300

Total	$2,455,061	$2,199,875	$5,213,264	$4,193,136

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Salaries and bonuses	$1,001,620	$1,197,802	$2,077,016	$2,267,714
Professional and legal fees	111,544	91,625	208,363	153,901
Computer supplies and software	277,294	218,977	511,984	447,647
Marketing expenses	316,895	252,441	633,825	541,240
Insurance	26,744	27,100	56,368	42,870
Travel, meals and entertainment	52,684	44,562	71,115	75,593
Other	851,138	567,049	1,301,812	1,098,493

Total	$2,637,919	$2,399,556	$4,860,483	$4,627,458

21.	Subsequent events:

(a)	Repayment of promissory notes:

During the three months ended September 30, 2022, the total amount loaned of $59,615 was paid in full.

(b)	Sale of Check Five LLC:

On July 14, 2022, Greenbrook TMS Inc. (“Greenbrook”), through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in the Company pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 by and among Greenbrook, TMS NeuroHealth Centers Inc., the Company and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

19

CHECK FIVE LLC D/B/A SUCCESS TMS

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

21.	Subsequent events (continued):

As consideration for the sale of the Company, the Seller Parties received, in the aggregate, 8,725,995 common shares of Greenbrook, and an additional 2,908,665 common shares of Greenbrook have been held back and deposited with an escrow agent, to be released to Benjamin Klein or Greenbrook, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties.

On July 14, 2022, as part of the sale of the Company, certain loans held with the Company were repaid or forgiven.

(c)	Disaster loan repayment:

On July 27, 2022, the Company repaid the Disaster Loan and accrued interest, totaling $506,516.

(d)	Dissolution of joint-venture:

On September 23, 2022, the joint-venture with ABCTMS was terminated and dissolved. Pursuant to the terms of the termination agreement, the total amount loaned of $654,141 was forgiven.

20

SCHEDULE B

Pro Forma Condensed Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

(Unaudited)

 1

Greenbrook TMS Inc.

Pro Forma Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

			Pro Forma
	Greenbrook TMS	Success TMS	Adjustments	Consolidated
	June 30,	June 30,	June 30,	June 30,
	2022	2022	2022	2022
Assets
Current assets:
Cash	$1,061,395	$117,056	$–	$1,178,451
Restricted cash	1,000,000	–	–	1,000,000
Accounts receivable, net	9,805,095	3,479,059	–	13,284,154
Prepaid expenses and other assets	2,747,101	840,972	–	3,588,073
Total current assets	14,613,591	4,437,087	–	19,050,678

Property, plant and equipment	2,254,432	751,327	–	3,005,759
Intangible assets (note 3)	9,174,399	363,424	24,250,000	33,787,823
Goodwill (note 3)	6,750,107	–	20,755,889	27,505,996
Investment in joint venture (note 3)	–	–	–	–
Right-of-use assets (note 3)	29,549,270	33,737,852	1,609,641	64,896,763
Total assets	$62,341,799	$39,289,690	$46,615,530	$148,247,019

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,929,867	$5,952,757	$–	$20,882,624
Current portion of loans payable (note 3)	13,618,974	3,282,820	(581,584)	16,320,210
Current portion of lease liabilities	6,302,952	5,182,442	–	11,485,394
Current portion of deferred grant income	–	5,984	–	5,984
Other payables	265,619	–	–	265,619
Non-controlling interest loans	89,565	–	–	89,565
Deferred and contingent consideration	1,000,000	–	–	1,000,000
Total current liabilities	36,206,977	14,424,003	(581,584)	50,049,396

Loans payable	8,737	11,530,492	–	11,539,229
Lease liabilities	24,877,286	30,165,051	–	55,042,337
Shareholder loan	–	13,921,589	–	13,921,589
Deferred grant income	–	392,330	–	392,330
Total liabilities	61,093,000	70,433,465	(581,584)	130,944,881

Shareholder’ (deficit) equity:
Common shares (note 3)	98,408,917	100	16,053,239	114,462,256
Contributed surplus	4,517,484	–	–	4,517,484
Deficit (note 3)	(100,471,592)	(31,143,875)	31,143,875	(100,471,592)
Total shareholders’ equity excluding non-controlling interest	2,454,809	(31,143,775)	47,197,114	18,508,148
Non-controlling interest	(1,206,010)	–	–	(1,206,010)
Total shareholders’ (deficit) equity	1,248,799	(31,143,775)	47,197,114	17,302,138

Basis of preparation (note 1)

Total liabilities and shareholders’ (deficit) equity	$62,341,799	$39,289,690	$46,615,530	$148,247,019

See accompanying notes to pro forma condensed consolidated financial statements.

 2

Greenbrook TMS Inc.

Pro Forma Consolidated Statements of

Net Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

			Pro Forma
	Greenbrook TMS	Success TMS	Adjustments	Consolidated
	Year ended December 31, 2021	Year ended December 31, 2021	Year ended December 31, 2021	Year ended December 31, 2021
Revenue:
Service revenue	$52,198,084	$25,053,386	$–	$77,251,470

Expenses:
Direct center and patient care costs	27,592,735	11,705,866	–	39,298,601
Other regional and center support costs	19,044,324	8,579,559	–	27,623,883
Depreciation (note 3)	5,839,006	2,875,389	14,253	8,728,648
	52,476,065	23,160,814	14,253	75,651,132

Regional operating income (loss)	(277,981)	1,892,572	(14,253)	1,600,338

Center development costs	862,386	–	–	862,386
Corporate, general and administrative expenses	20,666,954	8,248,232	–	28,915,186
Share-based compensation	879,439	–	–	879,439
Amortization (note 3)	555,000	–	1,616,667	2,171,667
Interest expense	4,761,443	2,343,569	–	7,105,012
Interest income	(14,689)	–	–	(14,689)
Joint venture	–	(13,455)	–	(13,455)
Grant income	–	(5,493)	–	(5,493)
Forgiveness of loan payable	(3,128,596)	–	–	(3,128,596)

Loss before income taxes	(24,859,918)	(8,680,281)	(1,630,920)	(35,171,119)

Income tax expense	–	–	–	–

Loss for the period and comprehensive loss	$(24,859,918)	$(8,680,281)	$(1,630,920)	$(35,171,119)

Income (loss) for the period attributable to:
Non-controlling interest	(108,430)	–	–	(108,430)
Common shareholders of Greenbrook TMS / Success TMS	(24,751,488)	(8,680,281)	(1,630,920)	(35,062,689)

	$(24,859,918)	$(8,680,281)	$(1,630,920)	$(35,171,119)

Net earnings (loss) per share (note 4):
Basic	$(1.60)	$–	$–	$(2.27)
Diluted	(1.60)	–	–	(2.27)

See accompanying notes to pro forma condensed consolidated financial statements.

 3

Greenbrook TMS Inc.

Pro Forma Condensed Interim Consolidated Statements of

Net Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

			Pro Forma
	Greenbrook TMS	Success TMS	Adjustments	Consolidated
	Six months	Six months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2022	2022	2022	2022
Revenue:
Service revenue	$27,275,455	$15,103,292	$–	$42,378,747

Expenses:
Direct center and patient care costs	14,986,158	6,806,574	–	21,792,732
Other regional and center support costs	10,241,877	5,213,264	–	15,455,141
Depreciation (note 3)	3,156,544	2,884,920	7,127	6,048,591
	28,384,579	14,904,758	7,127	43,296,464

Regional operating income (loss)	(1,109,124)	198,534	(7,127)	(917,717)

Center development costs	346,154	–	–	346,154
Corporate, general and administrative expenses	10,736,235	4,891,847	–	15,628,082
Share-based compensation	313,204	–	–	313,204
Amortization (note 3)	415,000	33,039	808,333	1,256,372
Interest expense	2,450,000	2,627,414	–	5,077,414
Interest income	(12,230)	–	–	(12,230)
Grant income	–	(2,859)	–	(2,859)

Loss before income taxes	(15,357,487)	(7,350,907)	(815,460)	(23,523,854)

Income tax expense	–	–	–	–

Loss for the period and comprehensive loss	$(15,357,487)	$(7,350,907)	$(815,460)	$(23,523,854)

Income (loss) for the period attributable to:
Non-controlling interest	(171,655)	–	–	(171,655)
Common shareholders of Greenbrook TMS / Success TMS	(15,185,832)	(7,350,907)	(815,460)	(23,352,199)

	$(15,357,487)	$(7,350,907)	$(815,460)	$(23,523,854)

Net earnings (loss) per share (note 4):
Basic	$(0.85)	$–	$–	$(1.31)
Diluted	(0.85)	–	–	(1.31)

See accompanying notes to pro forma condensed consolidated financial statements.

 4

GREENBROOK TMS INC.

Notes to Pro Forma Condensed Consolidated Financial Statements

(Expressed in U.S. dollars)

(Unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements of Greenbrook TMS Inc. (the “Company”) give effect to the acquisition of all of the issued and outstanding equity interests in Check Five LLC (doing business as “Success TMS”), a Delaware limited liability company (“Success TMS”) from its parent company, Success Behavioral Holdings, LLC (the “Acquisition”). The accompanying unaudited pro forma condensed consolidated financial statements of the Company have been prepared by management of the Company for inclusion in this business acquisition report (the “BAR”) to give effect to the Acquisition.

The unaudited pro forma condensed consolidated statement of financial position as at June 30, 2022 gives effect to the Acquisition as if it had been completed as at June 30, 2022 and the unaudited pro forma condensed consolidated statements of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021 and for the six months ended June 30, 2022 give effect to the Acquisition as if it had been completed as at January 1, 2021.

These unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of the Company and the historical consolidated financial statements of Success TMS, as follows:

•	The Company’s audited consolidated financial statements as at and for the year ended December 31, 2021;

•	The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2022;

•	Success TMS’s audited consolidated financial statements as at and for the year ended December 31, 2021; and

•	Success TMS’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2022.

These unaudited pro forma condensed consolidated financial statements, as well as the historical financial statements of the Company and Success TMS referred to herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company has conducted a review of Success TMS’s accounting policies and has identified no difference in accounting policies.

The historical financial statements have been adjusted to give effect to pro forma transactions that are (i) directly attributable to the Acquisition, and (ii) factually supportable.

 5

GREENBROOK TMS INC.

Notes to Pro Forma condensed consolidated financial statements (continued)

(Expressed in U.S. dollars)

(Unaudited)

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with these historical financial statements and the accompanying notes thereto: (i) the historical consolidated financial statements of the Company which are available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively, and (ii) the historical consolidated financial statements of Success TMS that appear elsewhere in the BAR.

With respect to the preliminary estimated fair value of acquired assets and assumed liabilities and other adjustments related to the Acquisition, the unaudited pro forma condensed consolidated financial statements have been prepared using the acquisition method of accounting, in accordance with IFRS 3, Business Combinations, under which, the total fair value of the consideration transferred will be assigned to the assets acquired and liabilities assumed based on their estimated fair values at the date of the Acquisition, with any excess purchase price allocated to goodwill. The purchase price allocation is considered to be preliminary and changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma condensed consolidated financial statements and such differences may be material.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been achieved had the Acquisition been consummated at the dates indicated, nor are they necessarily indicative of future operating results or the financial position of the Company. The pro forma adjustments are based on currently available information and management’s estimates and assumptions that management believes to be reasonable in the circumstances. Actual results may differ from the pro forma adjustments and those differences may be material.

The unaudited pro forma condensed consolidated financial statements do not include any related integration and other charges expected to be incurred in connection with the planned achievement of costs savings, operating synergies or revenue enhancements, nor do they reflect the benefits of such cost savings, operating synergies or revenue enhancements that may be achieved as a result of the integration of Success TMS with the Company.

2.	Significant accounting policies:

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are consistent with those applied by the Company, and as described in the consolidated financial statements of the Company as at and for the year ended December 31, 2021 and the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2022.

 6

GREENBROOK TMS INC.

Notes to Pro Forma condensed consolidated financial statements (continued)

(Expressed in U.S. dollars)

(Unaudited)

3.	Pro forma adjustments:

The unaudited pro forma condensed interim consolidated statement of financial position of Success TMS as at June 30, 2022 includes the following adjustments and assumptions:

(a)	Success TMS Acquisition

For the purposes of the unaudited pro forma condensed interim consolidated statement of financial position, the Acquisition is accounted for as a business combination using the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed are recorded at fair value, with the remaining excess purchase price recorded as goodwill. The pro forma adjustments described below are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated financial statements and such adjustments may be material.

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed as at June 30, 2022:

Purchase consideration

Share issuance	$12,040,004
Share issuance, held in escrow	4,013,335
16,053,339
Net assets acquired
Cash acquired	117,056
Accounts receivable, net	3,479,059
Prepaid expenses and other	840,972
Property, plant and equipment	751,327
Software	363,424
Management services agreement	24,250,000
Right-of-use assets	35,347,493
Accounts payable and accrued liabilities	(5,952,757)
Deferred grant income	(398,314)
Loans payable	(14,231,728)
Shareholder loan	(13,921,589)
Lease liabilities	(35,347,493)
(4,702,550)
Goodwill	$20,755,889

 7

GREENBROOK TMS INC.

Notes to Pro Forma condensed consolidated financial statements (continued)

(Expressed in U.S. dollars)

(Unaudited)

3.	Pro forma adjustments (continued):

Certain assets and liabilities have been adjusted to reflect their fair values as at June 30, 2022. This includes right-of-use assets, intangible assets, loans payable and lease liabilities. The pro forma excess of the purchase consideration over the fair value of Success TMS assets and liabilities have been recorded as goodwill.

(b)	Conversion of Member Interests

For illustrative purposes, the Company has disclosed the member interests of Success TMS as common shares of the Company.

The pro forma consolidated statements of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021 and the six months ended June 30, 2022 have been adjusted to give effect to the Acquisition as if it had occurred on January 1, 2021:

(a)	Amortization of intangible assets acquired:

The Company classifies intangible assets, obtained through acquisitions, as definite lived assets. Intangible assets consist of management services agreements with a professional organization. These intangible assets are recorded at cost and are amortized over their estimated useful lives of 15 years.

The Company has recognized amortization of intangible assets acquired in the amount of $1,616,667 for the year ended December 31, 2021 and $808,333 for the six months ended June 30, 2022.

(b)	Depreciation of right-of-use assets acquired:

The Company has recognized depreciation of right-of-use assets acquired in the amount of $14,253 for the year ended December 31, 2021 and $7,127 for the six months ended June 30, 2022.

4.	Basic and diluted loss per share:

		Six months
	Year ended	ended
	December 31,	June 30,
	2021	2022
Net loss attributable to the shareholders of:
Greenbrook TMS	$(35,062,689)	$(23,352,199)

Weighted average common shares outstanding:
Basic and diluted	15,423,970	17,801,985

Loss per share:
Basic and diluted	$(2.27)	$(1.31)

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GREENBROOK TMS INC.

Notes to Pro Forma condensed consolidated financial statements (continued)

(Expressed in U.S. dollars)

(Unaudited)

4.	Basic and diluted loss per share (continued):

For the year ended December 31, 2021, the effect of 897,500 options and 51,307 lender warrants have been excluded from the diluted calculation because this effect would be anti-dilutive. For the six months ended June 30, 2022, the effect of 876,833 options and 51,307 lender warrants have been excluded from the diluted calculation because this effect would be anti-dilutive.

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